

13030250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-45467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE FUNDS DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

899 CASSATT ROAD, 400 BERWYN PARK, SUITE 110
(No. and Street)

BERWYN	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW TIERNEY (484) 320-6238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR.	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/9/13

OATH OR AFFIRMATION

I, MATTHEW TIERNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE FUNDS DISTRIBUTORS LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Notary Public

NOTARIAL SEAL
JENNIFER K DIVALERIO
Notary Public
NORRISTOWN BORO., MONTGOMERY COUNTY
My Commission Expires Aug 5, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE FUNDS DISTRIBUTORS LLC
(Formerly Known as BNY Mellon Distributors Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FORESIDE FUNDS DISTRIBUTORS LLC
(Formerly Known as BNY Mellon Distributors Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

Independent Auditors' Report 1-2

Statement of Financial Condition 3

Notes to Financial Statement 4-10


MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members of
Foreside Funds Distributors LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Foreside Funds Distributors LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Foreside Funds Distributors LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 22, 2013

FORESIDE FUNDS DISTRIBUTORS, LLC
(Formerly Known as BNY Mellon Distributors Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash	$ 1,462,582	
Distribution fees receivable	3,180,000	
Prepaid expenses	32,091	
Other receivables	264,216	
Other assets	20,075	
Total Assets		$ 4,958,964
Liabilities and Member's Equity		
Liabilities		
Accrued distribution fees	$ 4,101,707	
Accrued expenses	29,995	
Due to related party	178,434	
Total Liabilities		$ 4,310,136
Commitments and Contingencies		
Member's Equity		648,828
Total Liabilities and Member's Equity		$ 4,958,964

The accompanying notes are an integral part of this financial statement.

FORESIDE FUNDS DISTRIBUTORS LLC
(Formerly Known as BNY Mellon Distributors Inc.)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

Foreside Funds Distributors LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

On November 25, 2011, BNY Mellon Distributors Holdings, Inc., ("Former Parent") the former parent of the Company, entered into an agreement to sell the Company to Foreside. In anticipation of the sale, the Company converted from a Delaware Domestic Corporation to a Delaware limited liability company on January 30, 2012. The acquisition closed effective March 31, 2012 and for tax purposes, the Company will be treated as a division of BNY Mellon Distributors Holdings, Inc. for the period January 1, 2012 through March 31, 2012 and a division of Foreside for the period April 1, 2012 through December 31, 2012.

Prior to the acquisition of the Company by Foreside, the Company owned direct interests in four subsidiaries. Foreside purchased 100% ownership interests in each of the five companies and therefore the Company's ownership interest in its subsidiaries of $1,098,746 was transferred to Foreside upon consummation of the acquisition.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor and principal underwriter to various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors. In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2012, the Company had no cash equivalents.

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2012, the Company had not recorded an allowance for any potential non-collection.

OTHER ASSETS

Other assets represent the Company's clearing fund deposit at the National Securities Clearing Corporation ("NSCC").

INCOME TAXES

For the year ended December 31, 2012, the Company had a provision for federal income taxes of $100,922 and state and local taxes of $35,039 representing tax obligations based on profits for the period January 1, 2012 through March 31, 2012, (prior to the acquisition of the Company by Foreside), for the period of time in which the Company was a tax paying entity. As of January 30, 2012, the Company became a disregarded entity for federal and state income tax purposes and is, therefore, required to be treated as a division of its single member. The Company is not subject to income taxes in any jurisdiction. Each member is

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statement for the period April 1, 2012 through December 31, 2012. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2012, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of the Former Parent and Foreside Financial Group, LLC's returns) for three years from the date of filing. These tax returns are open for examination (as part of Foreside Financial Group, LLC's returns) for the period beginning on April 1, 2012 when the Company was acquired by Foreside.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

NOTE 3 - FAIR VALUE (CONTINUED)

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, other receivables, accrued expenses and other liabilities and are classified as Level 1.

There were no transfers between Levels 1, 2, or 3 as of December 31, 2012.

At December 31, 2012, the Company did not hold any Level 2 or Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. Effective March 31, 2012, the Company shares office space and equipment with affiliates, which is under common control of Foreside. Prior to March 31, 2012, the Company shared office space and equipment with affiliates, which were under common control of the Former Parent. Accordingly, the Company has been allocated a portion of such shared costs. Also, Foreside provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company (previously provided by the Former Parent). For the year ended December 31, 2012, these allocated expenses totaled $1,504,415 (including $249,077 of expenses from January 1, 2012 through March 31, 2012 from the Former Parent). At December 31, 2012, amounts due to the related party totaled $178,434, which is included in "Due to related party" on the Statement of Financial Condition.

Foreside agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2012, the Company received cash contributions totaling $20,000.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

During the year ended December 31, 2012, the Company made capital distributions to its Parent and Former Parent totaling $2,615,631.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternate method permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000.At December 31, 2012, the Company had net capital of $332,446, which was $82,446 in excess of its minimum required net capital of $250,000.

The Company is a fund member of the NSCC which required registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) — the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Credit Risk

The Company maintains checking accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 8 - CONCENTRATIONS

As of December 31, 2012, one client comprised 21% of accounts receivable.

NOTE 9 - AGREEMENTS

The Company has Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are generally for an initial two year term. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreements. The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds or by the Company in accordance with the terms of the Agreements. The Company has also entered into Distribution Services Agreements with the Funds' advisors (the "Services Agreements") which continue in effect through the term of the Agreements. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees or commissions as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date the financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.


MARCUM
ACCOUNTANTS ▲ ADVISORS